Via EDGAR

October 9, 2015

U.S. Securities and Exchange Commission

Attention: Filing Desk

450 Fifth Street, N.W.

Washington, DC 20549

Re:	AMG Pantheon Private Equity Master Fund, LLC

Filing No: 811-22972

Joint Investment Company Blanket Bond

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, enclosed herewith for filing are the following documents:

•	A copy of the endorsement extending the bond period of the joint Investment Company Blanket Bond underwritten by St. Paul Fire and Marine Insurance Company (the “Bond”);

•	A certification of the resolutions of a majority of the independent directors of AMG Pantheon Private Equity Master Fund, LLC approving the extension of the Bond at a Meeting of the Board of Directors held on September 16-17, 2015; and

•	A statement showing the amount of the single insured bond which AMG Pantheon Private Equity Master Fund, LLC would have provided and maintained if it was not named as a joint insured, and the period for which premiums have been paid.

If you have any questions with respect to this filing, please do not hesitate to contact me at (203) 299-3522.

Regards,

/s/ Donald S. Rumery

Donald S. Rumery
Treasurer and Principal Financial Officer
AMG Pantheon Private Equity Master Fund, LLC

Enclosures

Cc:	Mark J. Duggan

AMG Funds LLC

Gregory C. Davis

Ropes & Gray LLP

AMG PANTHEON PRIVATE EQUITY MASTER FUND, LLC

RESOLUTIONS FOR APPROVAL OF INVESTMENT COMPANY

BLANKET BOND POLICY

I, Donald S. Rumery, a duly authorized officer of the AMG Pantheon Private Equity Master Fund, LLC (the “Fund”), do hereby certify that the following resolutions were approved at a Meeting of the Board of Directors of the Fund held on September 16-17, 2015 by a majority of the Directors who are not “interested persons” of the Fund.

RESOLVED:	That with due consideration of all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Pantheon Funds to which any covered person may have access, (ii) the type and the terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Pantheon Funds’ portfolios, as well as (iv) the number of the other parties named as insureds, (v) the nature of the business activities of such other parties, (vi) the amount of the joint insured bond, (vii) the amount of the premium for such bond, (viii) the ratable allocation of the premium among all parties named as insureds, and (ix) the extent to which the share of the premium allocated to any Pantheon Fund is less than the premium such Pantheon Fund would have had to pay if it had provided and maintained a single insured bond, the extension until January 1, 2016 of the bond period of the blanket joint fidelity bond against larceny and embezzlement, covering certain officers and employees of the Pantheon Funds, AMGF and AMGDI for the Pantheon Funds (the “Pantheon Funds Fidelity Bond”), as required by Rule 17g-1 promulgated under the 1940 Act, including the premium to be paid by each Pantheon Fund in connection with the extension of the Pantheon Funds Fidelity Bond, be, and it hereby is, ratified and approved by the Directors, including a majority of the Independent Directors; and be it further

RESOLVED:	That the Directors hereby designate the Treasurer of each Pantheon Fund as the officer who shall make all filings with the Securities and Exchange Commission and give all notices to the Directors which shall at any time be required by paragraph (g) of Rule 17g-1 of the 1940 Act.

SIGNED BY:	/s/ Donald S. Rumery

DONALD S. RUMERY
Treasurer and Principal Financial Officer
AMG Pantheon Private Equity Master Fund, LLC

DATED:	October 9, 2015

STATEMENTS REQUIRED UNDER RULE 17g-1

I, Donald S. Rumery, a duly authorized officer of AMG Pantheon Private Equity Master Fund, LLC (the “Fund”), do hereby attest that the following statements are true and accurate.

(1)	The Joint Investment Company Blanket Bond for the Fund is effective and premiums have been paid for the period October 1, 2015 to January 1, 2016; and

(2)	The following is the amount of a single insured bond which AMG Pantheon Private Equity Master Fund, LLC would have provided and maintained if it was not named as a joint insured:

AMG Pantheon Private Equity Master Fund, LLC	$200,000

SIGNED BY:	/s/ Donald S. Rumery

Donald S. Rumery
Treasurer and Principal Financial Officer
AMG Pantheon Private Equity Master Fund, LLC

DATED:	October 9, 2015

DELIVERY INVOICE

Company: St. Paul Fire & Marine Insurance Company

I	AMG PANTHEON PRIVATE EQUITY FUND, LLC	Policy Inception/Effective Date: 10/01/15
N	800 CONNECTICUT AVE.	Agency Number: 0600110
S	NORWALK, CT 06854
U		Transaction Type:
R		EXTENSION
E		Transaction number: 002
D		Processing date: 09/14/2015
Policy Number:
ZBN-61M15503-14-N2

A	Joanne Urbano
G	H.D. Segur, Inc.
E	156 Knotter Drive
N	Cheshire, CT 06410
T

Policy Number	Description	Amount	Surtax/ Surcharge
ZBN-61M15503-14-N2	ICBB Policy	$510.00

EXTEND EXPIRATION DATE TO 1/1/2016 - ADDITIONAL PREMIUM CHARGED.

40724 Ed. 12-90	INSURED COPY
© 1990 The Travelers Indemnity Company. All rights reserved.		Page 1

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-61M15503-14-N2	09/15/15	10/01/15	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

AMG PANTHEON PRIVATE EQUITY FUND, LLC

AMEND DECLARATIONS

It is agreed that: The following checked items are amended on the Declarations Page:

☐	Item 1.	Name of Insured / Principal Address:

From:

To:

☒	Item 2.	Bond Period:

From: 12:01 a.m. on 10/01/2014 to 12:01 a.m. on 01/01/2016 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☐	Item 3.	Limit of Liability is hereby amended to read as follows:

	Limit of Liability		Deductible Amount
Insuring Agreement A - Fidelity		$500,000.		$10,000.
Insuring Agreement B - Audit Expense		$25,000.		$10,000.
Insuring Agreement C - Premises		$500,000.		$10,000.
Insuring Agreement D - Transit		$500,000.		$10,000.
Insuring Agreement E - Forgery or Alteration		$500,000.		$10,000.
Insuring Agreement F - Securities		$500,000.		$10,000.
Insuring Agreement G - Counterfeit Currency		$500,000.		$10,000.
Insuring Agreement H - Stop Payment		$25,000.		$10,000.
Insuring Agreement I - Uncollectible Items of Deposit		$25,000.		$5,000.
Optional Coverages Added by Rider:
Insuring Agreement M - Unauthorized		$25,000.		$10,000.
Signature	$		$
	$		$
	$		$
	$		$
	$		$
	$		$

☐	Item 4.	Offices or Premises Covered:

The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB028 Ed. 7-04

© 2004 The Travelers Indemnity Company. All rights reserved.